July 14, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Erin Wilson

Re:	Uranerz Energy Corporation
Registration Statement on Form S-3 (File No. 333-196686)

Acceleration Request
	Requested Date:	July 14, 2014
	Requested Time:	5:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on behalf of Uranerz Energy Corporation (the “Company”) to become effective on the “Requested Date” at the “Requested Time” set forth above, or at such later date and time as we may advise the Commission orally or in writing, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Sincerely,

Uranerz Energy Corporation

/s/ Benjamin Leboe
Benjamin Leboe
Senior Vice President, Finance and Chief Financial Officer